June 23, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 3561
Washington, DC  20549
Attn: Julie Rizzo, Esq. and J. Nolan McWilliams, Esq.

Re:	SLM Funding LLC Registration Statement on Form S-3 Filed April 26, 2010 File No. 333-166301

Dear Ms. Rizzo and Mr. McWilliams:

On April 26, 2010 (the “Initial Submission Date”), our client, SLM Funding LLC (the “Company”) delivered to your department of the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-3, including representative forms of prospectus supplements for use in offering a series of asset-backed notes (the “Prospectus Supplements”), a base prospectus (the “Base Prospectus,” and together with Prospectus Supplements, the “Prospectus”) and certain exhibits (the “Exhibits,” and together with Prospectus, the “Documents”).  On May 12, 2010, we received a letter containing your comments (the “Comments”) to the Documents.  Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to the Comments.

For your convenience, the Responses have been placed in the order in which the Comments were presented and the text of each Comment is presented in bold italics before each Response.  Some Responses include references to page numbers within the Documents; all page references in this letter are to the marked versions of the Documents filed today as Amendment No. 1 to the Form S-3, provided to you herewith, showing our changes to the versions submitted on the Initial Submission Date.

Registration Statement on Form S-3

General

1.
Comment:  Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Please refer to General Instruction I.A.4. of Form S-3.  Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:  We hereby confirm, on behalf of the Company, that the Company and each issuing entity previously established, directly or indirectly, by the Company or any affiliate of the Company has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class as this offering.  No other affiliate of the Company has issued asset-backed securities involving the same asset class as this offering within the last twelve months.

2.
Comment:  Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K.  Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K.  Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement.  Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

Response:  We hereby confirm, on behalf of the Company, that final agreements will be filed simultaneously with or prior to the filing of the final Prospectus by post-effective amendment or Form 8-K.  In order to comply with this requirement, we have amended Exhibit 99.1, the Master Terms Sale Agreement, Exhibit 99.3, the Master Terms Purchase Agreement of SLM Education Credit Finance Corporation and Exhibit 99.4, the Master Terms Purchase Agreements of SPE Seller, so that certain numerical information which cannot be determined prior to the related closing date for a series of asset-backed securities will be provided in ancillary closing date certificates.

3.	Comment: Please also confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

Response:  We hereby confirm, on behalf of the Company, that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) Prospectus.

4.
Comment:  Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement, or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available.  Please confirm for us that the base prospectus includes all assets, credit enhancements, or other structural features reasonably contemplated to be included in an actual takedown.

Response:  We hereby confirm, on behalf of the Company, that the base prospectus includes all assets, credit enhancements, or other structural features reasonably contemplated to be included in an actual takedown.

5.	Comment: In this regard, we note several instances in the base prospectus where you contemplate “other” types of structural features. We note by way of example:

•	“other moneys, investments and property, including derivative instruments in some cases” on the cover page;

•	“and other assets of the related trust” on the cover page;

•	“…and similar financial contracts” in the “Assets of the Issuing Entity” section of the summary;

•	“any derivative contracts and other credit or cash flow enhancements” in the fourth risk factor in the “Risk Factors” section; and

•	“or similar agreement” in the “Swap Agreements, Cap Agreements or other Financial or Derivative Instruments” section.

Please revise throughout the base prospectus to remove these types of references, and list all of the assets, structural features, credit enhancement or other features that you contemplate using with this shelf registration.

Response:  We have revised the base prospectus throughout to remove these types of references and/or have listed the assets, structural features, credit enhancement or other features that the Company contemplates using with this shelf registration.  Please see the cover page of the base prospectus and pages 11, 20 and 117 thereof.

Prospectus Supplement

Annex A
Significant Guarantor Information

6.	Comment: Please revise the third paragraph to remove any inference that you are disclaiming the accuracy and completeness of information about significant guarantors.

Response:  We have deleted the language regarding “accuracy and completeness” from the third paragraph of the significant guarantor disclosure to ensure that it does not appear that the Company is disclaiming the responsibility for such information. Please see page A-13 of Annex A to the Prospectus Supplement for federally guaranteed student loans.

Base Prospectus

Prospectus Summary
Revolving Period

7.
Comment:  We note your disclosure that you contemplate using a revolving period.  Please provide form of disclosure in brackets in your Summary of Terms section of both prospectus supplements to indicate that you will provide all information required by Item 1103(a)(5) of Regulation AB, as applicable.  Additionally, please revise both prospectus supplements, as applicable, to provide bracketed form of disclosure for each item requirement under Item 1111(g) of Regulation AB.

Response:  We have revised the Summary of Terms section in both Prospectus Supplements to include bracketed disclosure regarding all information required by Item 1103(a)(5) of Regulation AB.  Please see page S-16 and S-17 of the Prospectus Supplement for federally guaranteed student loans and page S-13 of the Prospectus Supplement for private education loans. We have also included bracketed disclosure for each item requirement under Item 1111(g) of Regulation AB.  Please see page S-56 of the Prospectus Supplement for federally guaranteed student loans and Page S-57 of the Prospectus Supplement for private education loans.

Credit and Cash Flow or other Enhancements or Derivative Arrangements

8.
Comment:  We note your disclosure on that you contemplate utilizing various forms of credit enhancement that fall within Items 1114 and 1115 of Regulation AB. Please provide form of disclosure in brackets in your summary section to indicate that you will provide all of the information required by Item 1103(a)(3)(ix) as applicable.

Response:  We have revised the summary section of the Base Prospectus to include bracketed disclosure indicating that we will provide all of the information related to credit enhancement that falls within Items 1114 and 1115 as required by Item 1103(a)(3)(ix) of Regulation AB.  Please see page 13 of the Base Prospectus.

Sallie Mae’s Student Loan Financing Business
Servicing

9.
Comment:  We note your disclosure that repayment terms may be modified and that some loans may be “interest only.” Please confirm whether you contemplate including loans that have been modified or interest only loans in the asset pool.  If so, please provide bracketed form disclosure indicating that you will disclosure the nature of the modification and provide data in the prospectus supplement summary regarding how many loans have been modified by each category of modification and how many loans are interest only loans.

Response:  The Company hereby confirms that they do contemplate including modified loans (which would be applicable for any student loan permissibly granted a deferment, grace or forbearance period) or interest-only loans (which would be applicable for most federally guaranteed student loans while the student is still in school) in the asset pool; and believe, to the extent such loans are part of the asset pool, that they have already provided supplemental disclosure to address how many loans have been modified by each category of modification and how many loans are interest-only loans in the related asset pool.  Please see the tables entitled “Distribution of the Initial Trust Student Loans By Current Borrower Payment Status as of the Statistical Cutoff Date” and/or “Distribution of the Trust Student Loans By Current Payment Status as of the Statistical Cutoff Date”, “Scheduled Weighted Average Remaining Months in Status of the Initial Trust Student Loans by Current Borrower Payment Status as of the Statistical Cutoff Date” in Annex A of each of the Prospectus Supplements and the related Base Prospectus disclosure provided in Appendix A under “Federal Family Education Loan Program—Stafford Loan Program—Repayment” and “—Grace Periods, Deferment Periods and Forbearance Periods,” “Federal Family Education Loan Program—PLUS and SLS Program—Repayment; Deferments” and “Federal Family Education Loan Program—Consolidation Loan Program” for information relating to modifications of the student loan terms.  For disclosure related to interest-only loans in the related asset pool, please see the table entitled, “Distribution of the Initial Trust Student Loans by Repayment Terms as of the Statistical Cutoff Date” and/or “Distribution of the Trust Student Loans by Repayment Terms as of the Statistical Cutoff Date” in Annex A of each of the Prospectus Supplements and the related disclosure below each such table (either in the first or second paragraph, depending on the Prospectus Supplement) which provides data for the number of interest-only loans, the outstanding aggregate principal balance of such loans, the percentage of interest-only loans in the related asset pool and the remaining interest-only periods for such loans.

Should you have any further questions or comments please contact me at 212-705-7400 or my partner Steve Levitan at 212-705-7325.

Regards, /s/ Reed D. Auerbach Reed D. Auerbach

cc:	Mark L. Heleen, Esq.
SLM Funding LLC